Richard A. Kline 650.752.3139 rkline@ goodwinlaw.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

March 16, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ivan Griswold, Staff Attorney

Katherine Wray, Attorney-Advisor

Stephen Krikorian, Accounting Branch Chief

Melissa Walsh, Senior Staff Accountant

Re:	Okta, Inc.

Registration Statement on Form S-1

File No. 333-216654

Ladies and Gentlemen:

We are submitting this letter on behalf of Okta, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-216654) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be $[****]1 to $[****]2 per share (the “Preliminary IPO Price Range”) in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations. This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants and restricted stock awards made by the Company’s board of directors from February 1, 2016 (the first day of the Company’s most recently completed fiscal year) through the date of this letter.

Equity Issuances by the Company since February 1, 2016

To facilitate the Staff’s review, the following table provides information for all option grants from February 1, 2016 through the date of this letter.

Stock Option Grants	Number of Shares Underlying Options Granted	Weighted-Average Exercise Price Per Share	Estimated Fair Value Per Share used for Financial Reporting(1)
February 2016	977,725	$8.62	$8.62
March 2016	573,500	8.62	8.62
April 2016	344,250	8.62	8.70
June 2016	2,240,455	8.73	8.83 – 8.91
July 2016	5,433,970	8.97	8.97
August 2016	171,236	8.97	9.26
September 2016	319,350	8.97	9.50
October 2016	1,979,210	8.97	9.69
December 2016	564,278	9.74	10.14
January 2017	909,748	9.74	10.51
February 2017	1,014,988	10.52	10.92
March 2017	1,581,580	11.36	[****	](2)[3]

(1)	The Company retrospectively assessed the fair value used for financial reporting purposes after considering the fair value reflected on a subsequent valuation report and other facts and circumstances on the date of grant and used a straight-line methodology to interpolate the estimated fair value. The Company determined that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value. In such

[1]	[****]–Confidential Treatment Requested by Okta, Inc.
[2]	[****]–Confidential Treatment Requested by Okta, Inc.
[3]	[****]–Confidential Treatment Requested by Okta, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

instances, the fair value that the Company used for financial reporting purposes generally exceeded the exercise price of those awards. The Company obtained quarterly third-party valuation reports as of January 2016, April 2016, July 2016 and October 2016, and monthly third-party valuation reports as of February 2017 and March 2017.
(2)	For financial reporting purposes for the March 2017 grants, the Company considered the midpoint of the Preliminary IPO Price Range provided on March 10, 2017 as the fair value reflected in a subsequent valuation in applying the methodology described in footnote (1).

In addition, the following table presents all grants by the Company of restricted stock awards from February 1, 2016 through the date of this letter:

Restricted Stock Awards	Number of Shares Granted	Weighted-Average Exercise Price Per Share	Estimated Fair Value Per Share used for Financial Reporting
February 2017	595,500	N/A	$10.92
March 2017	3,000	N/A	[****	](1)[4]

(1)	The Company retrospectively assessed the fair value used for financial reporting purposes after considering the midpoint of the Preliminary IPO Price Range provided on March 10, 2017 as the fair value reflected in a subsequent valuation and other facts and circumstances on the date of grant, consistent with the straight-line methodology described in footnote (1) to the table above.

Additional equity awards made prior to the completion of the offering, if any, will be granted at the midpoint of the initial public offering price range at the time of such grants.

Previously Provided Information

The sections captioned “Share-Based Compensation” and “Common Stock Valuations” at pages 84 through 87 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement include a detailed explanation of the Company’s approach to accounting for share-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options and restricted stock awards were granted by the board of directors, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time.

[4]	[****]–Confidential Treatment Requested by Okta, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

Valuations Effective December 14, 2016 and January 23, 2017

As of December 14, 2016 and January 23, 2017, the Board determined the fair value of the common stock of the Company to be $9.74 per share. The Board based its determination on several factors including a third-party valuation report as of October 31, 2016 (the “October Valuation Report”). As discussed on pages 86 and 87 of the Registration Statement, such valuation report used a hybrid of the income and market approach allocation methods. The expected outcomes were weighted between an IPO scenario occurring during Spring 2017, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company, which was valued using the income approach. The October Valuation Report further applied a 10.0% discount to reflect the value of the common stock on a non-marketable basis. At the time of the grants on December 14, 2016 and January 23, 2017, the Board carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since October 31, 2016, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on December 14, 2016 or January 23, 2017, respectively.

Valuations Effective February 20, 2017 and February 22, 2017

As of February 20, 2017 and February 22, 2017, the Board determined the fair value of the common stock of the Company to be $10.52 per share. The Board based its determination on several factors including a third-party valuation report as of February 10, 2017 (the “February Valuation Report”). As discussed on pages 86 and 87 of the Registration Statement, such valuation report used a hybrid of the income and market approach allocation methods. The expected outcomes were weighted between an IPO scenario occurring during Spring 2017, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company, which was valued using the income approach. The February Valuation Report further applied a 10.0% discount to reflect the value of the common stock on a non-marketable basis. At the time of the grants on February 20, 2017 and February 22, 2017, the Board carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since February 10, 2017, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on February 20, 2017 and February 22, 2017.

Valuation Effective March 6, 2017

As of March 6, 2017, the Board determined the fair value of the common stock of the Company to be $11.36 per share. The Board based its determination on several factors including a third-party valuation report as of March 3, 2017 (the “March Valuation Report”). As discussed on pages 86 and 87 of the Registration Statement, such valuation report used a hybrid of the income and market approach allocation methods. The expected outcomes were weighted between an IPO scenario occurring during Spring 2017, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company, which was valued using the income approach. The March Valuation Report further applied a 10.0% discount to reflect the value of the common stock on a non-marketable basis. At the time of the grants on March 6, 2017, the Board carefully considered all relevant information available to it, and determined that there

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

were no material changes in the Company’s business since March 3, 2017, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on March 6, 2017.

Determination of Preliminary IPO Price Range

As noted above, the Preliminary IPO Price Range is $[****]5 to $[****]6 per share. The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company and representatives of Goldman, Sachs & Co. and J.P. Morgan Securities LLC, the representatives of the underwriters for the offering, that took place on March 10, 2017. In addition, the Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of development; (b) a comparison of valuations for comparable issuers in the Company’s industry, at the time of their initial public offering; and (c) a current analysis of the public equity market by the underwriters for the offering. Prior to March 10, 2017, the underwriters had not provided the Company with any formal valuation of the Company or related price range.

The March 6, 2017 estimated fair value per share is slightly below the Preliminary IPO Price Range. The primary factors that account for the increase of the Preliminary IPO Price Range over the March 6, 2017 estimated fair value are:

•	The estimated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s Class A common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of March 6, 2017 due to the possibility that the Company would not complete an initial public offering.

•	Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the third-party valuation reports considered by the board of directors.

Due to the proximity of the March 2017 option and restricted stock award grants to the receipt of the Preliminary IPO Price Range, the Company retrospectively assessed the fair value used for financial reporting purposes after considering the midpoint of the Preliminary IPO Price Range as the fair value reflected in a subsequent valuation and other facts and circumstances on the date of grant.

[5]	[****] – Confidential Treatment Requested by Okta, Inc.
[6]	[****] – Confidential Treatment Requested by Okta, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

Conclusion

The Company believes that the fair values determined by its board of directors for the common stock underlying each option grant and restricted stock award are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY OKTA, INC.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3139.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Richard A. Kline
Richard A. Kline

cc:	William Losch, Okta, Inc.

Jonathan Runyan, Okta, Inc.

Sarah Axtell, Goodwin Procter LLP

Dianne Glynn, Ernst & Young LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, PC